UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2026

Commission file number: 001-42749

POMDOCTOR LIMITED

Yongxu Industrial Park
No.19-23 Hejing Road, Dongsha Street
Liwan District, Guangzhou 510000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Change of Independent Registered Public Accounting Firm

On April 20, 2026, POMDOCTOR LIMITED (the “Company”) dismissed Marcum Asia CPAs LLP (“Marcum”) as its independent registered public accounting firm. The Company has appointed HYYH CPA. LLC (“HYYH”) as its independent registered public accounting firm, effective on April 20, 2026. The change of the independent registered public accounting firm was made after a careful consideration and evaluation process by the Company, and has been approved by the Company’s board of directors and the audit committee. HYYH is engaged to audit and report on the consolidated financial statements of the Company as of and for the year ended December 31, 2025. The audit report of Marcum on the consolidated financial statements of the Company for the fiscal years ended December 31, 2023 and 2024 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2023 and 2024, and the subsequent interim period through April 20, 2026, there were no: (1) “disagreements” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) between the Company and Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum, would have caused Marcum to make reference to the subject matter of the disagreements in connection with its report on the Company’s consolidated financial statements, or (2) reportable events as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F, other than the material weaknesses identified in the Company’s internal control over financial reporting as reported on its prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission (the “SEC”) on October 9, 2025. Such material weaknesses related to the Company’s (i) lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules, (ii) lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements, and (iii) lack of proper control of the Company’s system logical access security and system change management.

During the Company’s fiscal years ended December 31, 2023 and 2024 and through the date of the engagement of HYYH, neither the Company nor anyone on its behalf has consulted with HYYH on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company by HYYH which HYYH concluded as an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) or a reportable event (as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F).

The Company provided Marcum with a copy of the disclosures it is making in this report on Form 6-K and requested that Marcum furnish a letter addressed to the SEC stating whether or not it agrees with the statements made herein. A copy of Marcum’s letter, dated April 20, 2026, is attached as Exhibit 16.1 to this report on Form 6-K.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ended December 31, 2025 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 16.1 by reference into such Form 20-F to the extent necessary to satisfy such reporting obligations.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 16.1	Letter of Marcum Asia CPAs LLP dated April 20, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POMDOCTOR LIMITED

By:	/s/ Zhenyang Shi
Name:	Zhenyang Shi
Title:	Chairman and Chief Executive Officer

Date: April 20, 2026

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